AB
3/7

[redacted]

13013729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Rd.
(No. and Street)

New Albany	Indiana	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Peoples — 812-945-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

301 E. Elm Street	New Albany	Indiana	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP
3/9/13

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2012 and 2011

RODEFER MOSS & CO, PLLC

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2012 and 2011

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lila M Jackson
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 05/21/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EQUITY INVESTMENT CORPORATION
Financial Statements and Supplementary Information
Years Ended December 31, 2012 and 2011

Table of Contents

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report

To the Board of Directors
American Equity Investment Corporation
New Albany, Indiana

Report on the Financial Statements

We have audited the accompanying statements of financial condition of American Equity Investment Corporation as of December 31, 2012 and 2011 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Investment Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 22, 2013

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash	$ 63,594	$ 52,874
Commissions receivable	42,202	41,480
Agent receivables	6,503	9,189
Prepaid insurance	1,387	1,207
Prepaid CRD account	518	602
Total assets	$ 114,204	$ 105,352
LIABILITES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 36,558	$ 34,992
Accrued and withheld payroll taxes	3,601	3,531
Total liabilities	40,159	38,523
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding	11,000	11,000
Retained Earnings	63,045	55,829
Total stockholder's equity	74,045	66,829
Total liabilities and stockholder's equity	$ 114,204	$ 105,352

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2012 and 2011

	Common Stock Issued and Outstanding			
	Shares	Amount	Retained Earnings	Total
Balances at December 31, 2010	100	$ 11,000	$ 44,636	$ 55,636
Net Income	-	-	109,693	109,693
Distribution to stockholder	-	-	(98,500)	(98,500)
Balances at December 31, 2011	100	11,000	55,829	66,829
Net Income	-	-	59,716	59,716
Distribution to stockholder	-	-	(52,500)	(52,500)
Balances at December 31, 2012	100	$ 11,000	$ 63,045	$ 74,045

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Income
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commissions	$ 863,350	$ 1,181,218
Other income	20,066	11,878
Administrative fees	-	1,350
Interest	114	213
Total revenues	883,530	1,194,659
Expenses		
Commissions	705,617	972,125
Salaries	72,848	70,913
Rent	14,400	14,400
Payroll taxes	5,346	5,460
Professional services	5,000	4,900
Licensing fees	4,571	292
Office supplies	3,042	5,143
Dues and subscriptions	2,725	904
Insurance	2,066	2,073
Retirement contribution	1,842	1,661
Miscellaneous	1,809	1,617
Telephone expense	1,697	1,722
Utilities	1,087	1,196
Postage	636	769
Website design	484	365
Advertising	375	500
Travel	269	761
Bank charges	-	105
Conference expenses	-	60
Total expenses	823,814	1,084,966
Net income	$ 59,716	$ 109,693

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities		
Cash received from customers	$ 885,379	$ 1,181,530
Cash paid for services and supplies	(822,273)	(1,073,789)
Interest received	114	212
Net cash flows from operating activities	63,220	107,953
Cash Flows From Investing Activities		
Net cash flows from investing activities	-	-
Cash Flows From Financing Activities		
Distributions to stockholder	(52,500)	(98,500)
Net cash flows from financing activities	(52,500)	(98,500)
Net change in cash and cash equivalents	10,720	9,453
Cash and cash equivalents at the beginning of the year	52,874	43,421
Cash and cash equivalents at the end of the year	$ 63,594	$ 52,874

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Cash Flows (Continued)
Years Ended December 31, 2012 and 2011

	2012	2011
Reconciliation of net income to net cash flows from operating activities		
Net income	$ 59,716	$ 109,693
Adjustments to reconcile net income to net cash flows from operating activities:		
Decrease (increase) in assets:		
Commissions receivable	(722)	(12,322)
Prepaid insurance	(180)	(41)
Agent receivables	2,685	(594)
Prepaid CRD account	84	496
Increase (decrease) in liabilities:		
Accounts payable	1,566	10,038
Accrued and withheld payroll taxes	71	683
Net cash flows from operating activities	$ 63,220	$ 107,953

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states, with its home office located in New Albany, Indiana.

Basis of Accounting - The Company uses the accrual basis of accounting.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - The Company recognizes revenue on its variable insurance and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions are recorded on a settlement-date basis as securities transactions occur.

Income Tax Status - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2012 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company's federal and various state income tax returns for 2009 through 2012 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commissions and Agent Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising - Advertising costs are expensed as incurred. Advertising expense was $ 375 and $ 500 at December 31, 2012 and 2011, respectively.

Date of Management's Review - Management has evaluated events and transactions through February 22, 2013 the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 - RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company has a Certificate of Deposit to meet this requirement.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 4 - RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $ 14,400 and $ 14,400 for 2012 and 2011, respectively. The Company also paid the stockholder commissions of $ 32,172 and $ 21,521 for 2012 and 2011, respectively.

NOTE 5 - RETIREMENT PLAN

The Company has a deferred compensation SEP IRA plan covering substantially all employees meeting certain eligibility requirements. The Company's contribution to the plan was $1,842 and $1,661 for the years ended December 31, 2012 and 2011, respectively.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditors' Report on the Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
American Equity Investment Corporation
New Albany, Indiana

We have audited the financial statements of American Equity Investment Corporation as of and for the year ended December 31, 2012 and 2011, and have issued our report thereon dated February 22, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, IV, and V, required by rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, and V has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV, and V is fairly stated in all material respects in relation to the financial statements as a whole.

Rodefer Moss + Co, PLLC

New Albany, Indiana
February 22, 2013

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital
December 31, 2012 and 2011

	2012	2011
Total ownership equity from statement of financial condition	$ 74,045	$ 66,829
Non-allowable assets		
Agent receivables	(6,504)	(9,189)
Prepaid insurance	(1,387)	(1,207)
12b1 fees	(6,841)	(6,190)
Group annuity	(127)	(95)
Prepaid CRD account	(518)	(602)
Total ownership equity qualified for net capital	58,668	49,546
Total capital and allowable subordinated liabilities	58,668	49,546
Net capital	$ 58,668	$ 49,546

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule II - Computations of Basic Net Capital Requirement
December 31, 2012 and 2011

	2012	2011
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$ 5,000	$ 5,000
Net capital required	5,000	5,000
Excess net capital	$ 53,668	$ 44,546

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule III - Computations of Aggregate Indebtedness
December 31, 2012 and 2011

	2012	2011
Total liabilities from statement of financial condition	$ 40,159	$ 38,523
Total aggregate indebtedness	40,159	38,523
Percentage of aggregate indebtedness to net capital	68%	78%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	68%	78%

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule IV - Statements of Changes in Liabilities Suborginated to Claims of General Creditors
December 31, 2012 and 2011

	2012	2011
Balance at the beginning of the year	$ -	$ -
Balance at the end of the year	$ -	$ -

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule V - Reconciliation of Audited and Unaudited Net Capital
December 31, 2012

Capital (unaudited) December 31, 2012	$	67,950
Addition of agent receivables and prepaid insurance		7,890
Addition of accounts payable		(1,795)
Capital (audited) December 31, 2012		74,045
Non-allowable assets:		
Agent receivable		(6,504)
Prepaid insurance		(1,387)
12b1 fees		(6,841)
Group annuity		(127)
Prepaid CRD account		(518)
Net capital	$	58,668

See independent auditors' report on supplementary information.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
American Equity Investment Corporation

In planning and performing our audit of the financial statements of American Equity Investment Corporation (the "Company"), as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 22, 2013

AMERICAN EQUITY INVESTMENT CORPORATION

SIPC Assessment Reconciliation

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Accountants' Report to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
New Albany, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by American Equity Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Equity Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Equity Investment Corporation's management is responsible for American Equity Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Reviewed the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 22, 2013